9800 Fredericksburg Road

San Antonio, Texas 78288

April 25, 2018

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 150 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811‑7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2018, concerning Post-Effective Amendment No. 150 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the “Trust”), which was filed with the SEC on February 28, 2018, on behalf of the USAA Extended Market Index Fund (the “Fund”), and the Trust’s responses thereto.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1. Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file your responses in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

Prospectus

2. Comment: Please consider revising the investment objective for clarity.

Response:   The Trust has made the requested change.  The revised disclosure is provided below.

The USAA Extended Market Index Fund (the Fund) seeks to match, before fees and expenses, the performance of all small- and mid-cap U.S. stocks as measured by the Dow Jones U.S. Completion Total Stock Market IndexSM (the “Index”).

3. Comment: The Staff notes that the Fund is transitioning to a stand-alone fund from a feeder fund in a master-feeder structure. Please state in your response what percentage of the master fund’s assets was represented by the Fund. If applicable, please address whether you anticipate that the Fund may experience higher expenses as a percentage of assets due to loss of economies of scale and, if so, how this is reflected in your fee table and other locations.

Response: The Fund was the only feeder fund in the master-feeder structure, and owned greater than 99% of the master fund’s shares.  As such, we do not expect the Fund to experience higher expenses due to economies of scale as a result of the transition. In fact, we expect expenses to be slightly reduced as a result of the transaction.

If you have any questions with respect to the enclosed, please contact me at (210) 282-4960.

Sincerely,

/s/ Kristen Millan

Kristen Millan